Exhibit 99.4

INFOSYS TECHNOLOGIES
Q4 & FY-03 RESULTS EARNINGS CALL
2:00 PM IST, 10 APRIL, 2003

Moderator: Good afternoon ladies and gentlemen. I am Prathiba the moderator for this conference. Welcome to the Infosys Q4 and fiscal 2003 results earnings call. For the duration of the presentation all participants’ lines will be in the listen only mode. After the presentation, the question answer session will be conducted for International participants connected to SingTel. After that the question answer session will be conducted for participants in India. I would like to hand over to the Infosys Management. Thank you and over to Infosys.

Krishnan: Thank you Prathiba. Good afternoon everybody and thank you all for joining us today to discuss the results for the fourth quarter and year ended March 31, 2003. I am Krishnan and I am a member of the Investor Relations Team in Bangalore. Joining me in this conference room in Bangalore India is CEO and President Mr. Nandan Nilekani, CEO Kris Gopalakrishnan, and CFO Mohandas Pai and other members of senior management team. We will start with a brief statement on the performance of the company in the quarter and the year and the outlook for the future after which we will open the discussion for questions and answers. Before I hand over to Mr. Nandan Nilekani, I have a small but important task to perform in reminding you that anything we say that refers to our outlook for the future is a forward looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of this risk is with our fillings with SEC, which may be found on www.sec.gov. I would now like to handover to Mr. Nandan Nilekani, President and CEO of Infosys Technologies.

Nandan Nilekani: Thank you Krishnan. I would like to welcome all of you to this earnings call being held for the Q4 of FY 2003, as well as for the full financial year. We are happy to say that we have met our guidance for the year and for the quarter despite a very challenging environment. For the quarter ended March 31, 2003, our income from software development service and products was 1019 crores. This was an increase of about 50% over comparable income of the same quarter in the previous year and earnings per share increased to Rs. 39.1 per share from Rs. 31.78 for the corresponding quarter in the previous year, which is an increase of about of 23%. We have added 28 new clients during the quarter and we have had a final dividend of Rs. 14.50, which is 290%. Now adding to the first quarters’ 250%, the total dividend for the year is at 540%.

The company has also given guidance for the year. The outlook for the year from Infosys alone, income from software development services and products is expected to be between 4408 crores and 4479 crores, and earnings per share is expected to be between Rs 161 and 163. We also expect Progeon to have income between Rs 76 and Rs 85 crores. And hence on a consolidated basis, income is between 4484 crores and 4565 crores, and earnings per share is between Rs 162 and Rs 164.

Under US GAAP our consolidated revenues for the Q1 which is ending June 30, 2003, is estimated to be between 220 and 222 million, with an earnings per ADS of 40 to 41 cents, which is really flat from Q4, and for the year we are expecting a revenue between 946 to 963 million which consists of Infosys being between 930 to 945 million and Progeon being between 16 to 18 million. And consolidated earnings per ADS in the range of $70 to $73, which essentially is a growth rate between 25% and 27% on the top line, and earnings between 14% and 16%.

The company has performed very well in a very challenging market. We have had challenges because of the uncertain economic scenario. We have had dislocations of client visits because of the war on one side and SARS pneumonia attack on the other side and we continue to see great opportunity for offshoring and outsourcing. However, we see an extremely competitive scenario with competition of companies both in India and in the West, and that coupled with the challenges that our clients are facing in terms of being able to optimize their spending, we do see some pricing pressure and that’s the basis for the earnings growth estimates that we have given for the following year. With this, I request my colleague Kris Gopalakrishnan, Chief Operating Officer, to go over some of the other issues.

Gopalakrishnan: Thanks Nandan. The utilization at the end of Q4 excluding trainees is 82.1; it’s kind of flattened out at 82%. But considering that last year we have added 5500 gross employees, one of the biggest in the history of Infosys, we have been able to manage the utilization in spite of growing so fast. And we have also managed to recruit the people just in time for growing the business. The fixed price projects have been 36.7 for the year 2003 compared to 31.6. It has seen an increase. Onsite-offshore ratio also has increased but it is starting to stabilize now or going down.

We have 115 million-dollar clients and 41 five-million-dollar clients. So across the board we see the quality of the clients and size of clients increasing including two 40-million-dollar clients. The revenue growth, which happened in the last quarter comprised with the volume growth of 12.8%, offset by a price decline of 5.1%, so pricing has been one of the key contributors to the reduction in the margins. Across the board, between all the vertical industries, we have had good client additions. The total number of clients added was 28. In the financial services industry, in the hi-tech engineering space, manufacturing, retail, as well as in the new areas like life sciences and pharmaceutical, we have had client additions. Our banking business unit has done very well. Canara Bank, Union Bank of India, foreign banks outside India like Bank of Bahrain and Kuwait etc have chosen the Finnacle range of product to implement partly or fully. The banking business unit continues to do very well. Our attrition has been 6.9% for the year, which is one of the lowest. And our capital expenditure was 70.6 crores in the last quarter. Today, we have 34,31,350 square feet of space capable of accommodating 16,970 professionals. So here also our strategy is to spend just in time such that it is not too far ahead of our growth. Thanks.

Mohandas Pai: Thank you Kris. Folks let me talk about the margin. The gross profit grew by 2.7% in Q4 over Q3 as against a top line growth of 6.4%. The PBIT grew by

2.1%. The reason was at the gross profit level there was pricing pressure, a decline of 5% onsite and about 3.8% offshore and that’s why we saw volume growth of 12.5% and sequential growth rate of 6.4%.

Sales and marketing has come down to 6.8% from 7.7% and G&A has gone up 7.9 from 7.3, but I would reckon that S&M expenses will plateau out or decline over the current year as considerable investment had been made in the previous year and this would yield us results in this current year. The PBT was 30.9% as against 32.7%. We had a PAT from ordinary activities of 25.4%. If you look at the whole year, our gross profit was 49.9% as against 53% and this was due to a decline in pricing, due to onsite ratio going up by about three percentage points, and also increase in some expenditure. Sales and marketing was 14.8% for the full year as against 13.1% because sales and marketing went up to 7.4% as against 5% and G&A was 7.5% as against 8.1% the previous year.

The profit before interest depreciation and tax, the operating profit, was 35.1% on an average and the fourth quarter it is 33.4% as against 39.9% for the full fiscal year last year. Depreciation came down during this fiscal year to 5.2% and PBT was 32 as against 36.2. The decline in the PBT has been because of increase in sales and marketing expenses by 2.4% because the onsite ratio increasing by three percentage points and also because of the pricing. Provision for tax is 5.5 as against 5.2 giving a PAT of 26.4 as against 31. Cash flows are quite strong for this year. We spent 219 crores for capital expenditure and we added 611 crores to the cash to take it up to 1638 crores. Accounts Receivables were at 52 days of sale and 14.1% of total revenue outstanding. I would like to request Akshay to talk about Progeon before we answer the questions. Akshay.

Akshay: Thank you Mohan. Progeon during the quarter reported revenues of $2.2 million which is roughly 10.4 crores. Net income during the quarter was $155,000 positive, so we are very pleased to say that we broke even and we are now profitable. Cumulative for the year was $4.4 million in revenues and a net loss of $653,000. And as Nandan said our guidance for the year is between $16 million and $18 million in revenues.

During the quarter we added one new customer and we added 113 people, which takes our staffing level from 426 at the end of last quarter, at the end of December, to 539 at the end of the previous quarter. Thank you very much. I think we are ready for questions now.

Krishnan: Now we are open for question.

Moderator: Thank you very much Sir. At this moment I would like to hand over the proceeding to Senam at SingTel to conduct the Q&A for international participants. After this, we will have a question and answer session for India participants. Thank you and over to Senam.

Moderator: Hello Senam.

Senam: Yes Prathiba.

Moderator: You could please start the Q&A session at your end.

Senam: All right then. Thank you. Thank you Prathiba. We will now begin the Q&A session for participants connected to the SingTel bridge. Please press *0 or $0 to ask a question.

Moderator: Hello Senam. Do we have any question at SingTel?

Senam: Yes Prathiba, one moment please. Thank you, I have Mr. Aashish Kumar from Singapore. Go ahead Sir.

Aashish: Thank you so much madam. Good afternoon to all of you. I have two questions. First question relates to margins and all of you did explain about you know billing rates and the pressure there. But as you would agree the margin pressure also would perhaps come from the new service offerings, which inherently have lower margins, like consulting which is predominantly onsite or SAP implementation which even after two years does not have meaningful offshore or IT outsourcing. With the focus that Infosys management has on margin, which is extremely commendable, how do you see the trade off between growth and profitability and do you see yourself as an Accenture five years from now or would you like to focus on application development and maintenance. That is my first question.

Shibulal: As an organization we have always believed that we need to increase the depth and breadth of our services. This is also a requirement from our customer side. The customer expects us today to provide end-to-end solutions. So from both sides it is not a choice we can make that we will limit the number of services to only the high margin business. The challenge for us is to create a mix that will satisfy the customers, which will allow us to address bigger and bigger market share from the customers side, at the same time achieve our goal of high margin, and that is what we try to do. Some of the services are highly...you know, some of the services are more onsite oriented when they start. What we do over a period of time is to make them more and more GDM oriented, and we also at the same time educate the customer that we can make them GDM oriented. We have succeeded in that sense. The onsite-offshore ratio actually from last quarter to this quarter has shifted by only 0.3% and we are actively looking at ways of maintaining the onsite-offshore ratio. Again, once more the consulting and the package implementation services are high. Some of them are high rate services. They also allow us to make inroads into the different parts of the organization especially on the business side of our customers. Thank you.

Aashish: Sure Sir. Thank you. My second question is certain steps have been implemented by the company or propose at least to save expenses and they range from salaries to travel etc. Of the margin fall that is implied in the guidance that you have given it would be very helpful if you could tell us how much of that is pricing related or in other words how much of saving is coming from the cost cutting that you are doing?

Mohandas Pai: Aashish, the greater impact on the margins is coming from a reduction in SG&A expenses from may be about 100 basis points or so, because it is keeping the sales and marketing expenses at a lower incline than the incline of the revenues. Two, our depreciation would come down by about 0.3% or so, but you must remember there is a impact of a rupee appreciation. For the last year, we had 48.23 as the average value of the rupee and currently we are at 47.4. And if you take a decline of 83 paise, which is already there, that will mean about 45 paise being the inbuilt appreciation of the rupee in the model and that will be almost one dollar, and that will lead to a decline in profits by an equivalent amount. Secondly, if you take the pricing in the fourth quarter and project that forward, you will find that there is some pricing decline too because what you see in the fiscal 2003 is the average pricing for that full year, where as the fourth quarter pricing is the pricing to be taken for the next year. So there is some saving in expenditure in sales and marketing by plateauing of the expenditure. There is an increase in software development expenses because of pricing pressure, not because of anything, by curtailing non-billable travel, we are trying to get better rates for telecommunication and all the usual stuff that we do. Also, the tax rate is coming down somewhat from 18% to 15.5%-16%. These are mitigating the decline that we see in pricing for current year 2004.

Aashish: And Sir does it imply that broadly speaking fourth quarter pricing that we saw should sort of sustain itself over the next four quarters of this financial year. Is that what you imply?

Mohandas Pai: I am not saying that. I am saying that from the fourth quarter there should be some pricing pressure on the fourth quarter prices too because as they see customers growing up in size they also look for greater economies of scale and as new customers come in a very challenging pricing environment, they look for better pricing. What I am trying to say is that from the fourth quarter if you look forward for this year, the pricing decline is not expected to be as steep as the one we saw in the fourth quarter.

Aashish: Sure Sir, and if I may ask just one last question. If the management could throw some light on the growth rate in the sense, which sort of geographies could outperform, which service offerings could out perform. That’s all. Thank you so much again.

Basab Pradhan: We continue to expect strong growth in the United States and while you know we have earlier stated our intention to sort of diversify and grow Europe and Asia-Pacific, but in the current scenario we think the US growth will continue to be strong. I do not see any major shifts in trends there. On the services side also, given that the interest in the market at this point is really more towards core offshore services, which are development and maintenance, I expect that to continue to be strong. There is already a large percentage of our revenue in this quarter put together it was 57.5, development and maintenance. And if you add re-engineering to that it is about 62%-63%. That is a large chunk of our revenue that will continue to be the strongest service going forward as well.

Aashish: Thank you so much.

Moderator: Thank you. The next question is from Richard from JP Morgan. Go ahead Sir.

Rohan: This is Rohan from JP Morgan, London. Can you just, the pricing in the fourth quarter has obviously come under a lot more pressure than previously in FY-03. Could you give us an insight into what’s behind that with regards to you know the negotiations you are having with your customers? What is behind the drive on pricing and what does that mean for FY-04 beyond the first quarter?

Kris: The impact of pricing in a quarter comes from two different sources. One is decisions made within that quarter on price changes which could be on existing clients where volumes have gone to a certain level where they expect better discounts or it could be from an increasing share of revenue from clients where... who had struck better deals with us in previous quarters or the previous year. So as the share of revenue from such client increases, that sort of force down the margin.

Rohan: Right, and in terms of the profile of business you are doing is that changing significantly as obviously the environment in corporate USA has changed in their approach the expending would have changed and you know if that has materially changed then what’s your business mix outlook for FY-04?

Mohandas Pai: Before Basab answers it let me give you some data regarding pricing. Same quarter last fiscal year onsite we had $133,900 and this quarter, 4th quarter of this year fiscal 2003, we have $130,500 giving a decline of 2.5%. Offshore, same quarter last year we had 55,600 coming down to 54,600 that is minus 1.8%. So what we saw in fiscal 2003 is in the second and third quarter the per capita revenues for onsite and offshore went up starting with a low base in the fourth quarter of fiscal 2002, now they have come down in the last quarter. So on a year-to-year basis taking the fourth quarter of the last year, fourth quarter of this year that is fiscal 2003, the decline overall has been 2.5% onsite and offshore 1.8. So there some factors like the share of relative clients, the share of new clients etc. So even though the decline has been quite steep in the fourth quarter, it is partly to compensate for a blimp that we had in the second and third quarter. Basab.

Basab: Your question was on services going forward. Again, you know as I said earlier the market today demands more of our core outsourcing services, development, maintenance, re-engineering, but I would just like to highlight one of the new services that we are having success with which is package implementation. If you look at the fiscal 03 numbers, we did 53.26 million last year as in fiscal 02, and 82.67 in this year and the share of revenue has gone up from 9.8% to 11%. So this is one new service that is higher value and is doing better for us literally speaking. But aside from that we expect core services, development, maintenance, re-engineering to continue to be strong.

Rohan: Thank you.

Senam: Thank you. For your information participants are limited to one question only. Thank you. The next question I have is from Mr. Shah, JP Morgan. Go ahead Sir.

Shah: Yes, thank you. Just one quick clarification on a followup question. The guidance does it factor in the salary cuts that you just put in place? And second question is that it seems like everything is going great expect pricing, and I am just wondering if there is any end point to this. One would have thought that given the relatively strong position of Infosys and only existence of three or four real solid offshore players you should be able to exert some control on pricing at some point. But that doesn’t seem to be happening. So are we eventually headed towards return on capitals in line with cost of capital or do you expect to earn the excess returns of some magnitude over time? I was just wondering what’s the end point of this pricing decline.

Mohandas Pai: The projections do not factor in any salary cut. I don’t think we made a salary cut. There is a salary increase, which has been factored into the projection to take care of promotions, to take care of the cost of moving to a role-based organization. The impact is around 1% to 1.4% depending upon the quarter and the quantum of the salary hike. For the last two years there has not been much of salary hikes, we have had variable hikes. So we have not given promotions. Now that has been rectified with the company going to a role-based organization. Kris you answer the other part of the question?

Kris: Your second question was regarding pricing and where it is going. See it depends on, one, the economic situation, which is you know macroeconomic. Two, the situation at client’s location, you know, if they are hurting they would like their vendors to share in that pain. Three, the competitive situation, we have now global IT services companies competing in the offshore space, and lastly it’s a function of volume also. Our number of clients giving us one million dollar business has gone up and across the board we have had increases in you know two clients giving us 40 million dollars plus etc. So as the amount of business grows they expect some discount linked to the growth in the account also. So there are several factors, which have an impact on pricing. Having said that I believe that we have factored these things into our projections. Our commitment is to make sure that we meet those numbers.

Next question please.

Senam: Yes, thank you. The next question I have is from Mr. Sandeep from JP Morgan. Go ahead Sir.

Sandeep: Yeah. Hi good afternoon. Just one question. Just on the margin side, last couple of quarters we have been told that there have been some one off events which have depressed margins like you know software for own use last quarter and some other such issues couple of quarters before that. But you know despite all that we are continuing to see margins decline you know, significantly every quarter. Now where do we stand on this whole margin issue? I mean are we saying that predictability is becoming difficult for us to give a clear picture on margins?

Mohandas Pai: The fourth quarter I think we grew more than what was the guidance given. Effort grew by 12.5% whereas the guidance was may be couple of percentage points and we saw pricing declines too. Like Basab said the pricing comes from customers who want to give us more business and when it becomes a more competitive situation we obviously have to bare that in mind, and two, the share of new customer who have joined us in a different business environment. So the pricing pressure is a reality.

Nandan: Just to add we have to understand that our clients are facing tremendous challenges in their business. I mean we have one of our clients retailer who has had 2.3% drop same store sales year to year and you know the consumer spending last month has not been that great. So obviously they are looking at ways to you know cut down cost, so I think that’s inevitable. I don’t think it can be handled that easily because it is a market force.

Sandeep: Right. So are you saying that you know pricing will continue to be you know unpredictable for some more time?

Nandan: No, I think first of all when we talk about pricing pressure, you know its also because if the revenue proportion goes up from some of these high volume customers, then obviously the average billing rate will come down. It may not be a specific pricing decision that is taken that month. But it will be because there is a business that is high volume but at lower prices as that gains a larger proportion of revenue then it’s going to have an impact on the average billing rate. Having said that our net margins for Q4 were 25.4% and for the following year, we are assuming the net margin will be between 23.5%-23.9%. So as you can see lot of the pricing, lowering of margin has happened in the last financial year and we have factored in all the things that are going to happen in the following financial year and built that into the model and based on that we have given the earnings growth to you.

Sandeep: Okay. Thank you.

Senam: Thank you. The next question I have is form UBS, Mr. Sujeet Sigal.

Sujeet: Hi. Thanks. My question is again focusing a bit more on the pricing side. I mean, correct me if I am wrong, but I was told that almost 35% of your offshore revenues currently comes below the $25 an hour rate slab. Going forward what are we expecting this to become? Is it going to be 50%, 70%, or 80%? How does that really move?

Mohandas Pai: Sujeet our offshore is $54,600 and if you factor in 8.75 hours a day, 21 days a month, I think it comes to something like 23.5 or 23.75. So average is there. So what is the point that you are making?

Sujeet: I want to know increment increasingly what percentage of your revenues are going to below average basically?

Mohandas Pai: I think the rates are coming in in and around average, but the key issue is that when clients scale up, lets say a client goes from $20 million to $30 million and if the growth is offshore, the client asks for an incremental discount. So the incremental rate for the existing client comes down and when the clients scale up to a greater extent than anticipated that does hurt the per capita rates. So we try to neutralize that by reducing cost in other areas and sometimes when the volume growth is very much beyond what we budget, there is an impact on the bottom line.

Sujeet: But Mohan is this a step down pricing something new or has it always been there in your contract?

Mohandas Pai: It has been there in some contracts where people are committed to give us work, but in these contracts if the volume goes up much more than anticipated because of an increase in work, obviously the impact will be greater because new clients would not have come into the same extent.

Sujeet: My second question and the last one is really about the sales and marketing expenses. You all are saying that you expected to kind of plateau and may be even get some savings out of that. That to my mind looks a bit surprising or may be premature given that the competitive environment is only now beginning to actually worsen and how are we really building that scenario that almost all your additional spending has been already done. Can you elaborate on that a bit? Thanks.

Mohandas Pai: Well Sujeet, we have gone through a reorganization when we have looked at marketing and account management people in various sales account. We have rationalized and we have made sure that we have enough people on board to take us forward to our targets without adding too many people. This kind of a rationalization, this kind of an account management strategy would make sure that we do not increase sales and marketing expenses for this current year. So we expect as the revenues go up and the expenses remain at a lower trajectory, the percentage of sales and marketing to revenue would come down this year.

Sujeet: What was the exact number you said I didn’t get it when you gave the answer last time Mohan.

Mohandas Pai: What is that?

Sujeet: What are the benefits you are expecting from the sales and marketing expenses, savings?

Mohandas Pai: Well I think I answered that question earlier. If you look at the projections we anticipate that the SG&A expenses should come from about 14.8 to 13.9. There will be a drop of 100 basis points is what we anticipate and this will come mainly because of sales and marketing because we are not going to increase spending in proportion to growth in revenues. We already have enough marketing collateral and enough marketing people to take us to a larger part of the revenues.

Sujeet: Okay thanks very much. Thanks.

Senam: Thank you. The next question I have is from Merrill Lynch, Vijay Bhayani. Over to you now.

Vijay: Yeah hi this is Vijay Bhayani from Merrill Lynch. Can you give us some sense on the customer activity currently and negotiation in some of the RFPs and do you expect any major RFPs to be signed in the near term?

Basab: Let me try and rephrase your question. Is your question that are there any large deals in the offing?

Vijay: Yeah overall the number of RFPs being negotiated, the size of the RFPs, and stage in which some of these major RFPs would be currently in?

Basab: Okay. Let me try and answer that question by you know giving you a sense of the trends in how customer acquisition is happening in response to some of the RFPs and what their shape is. In the past, a lot of our business acquisition has been through selling into accounts based on a certain opportunity, as in, when we go in and there is an opportunity you know a company wants to develop an application or give something out for support, and we go and pitch them offshore. So we are actually what we are selling them is really a new way of doing the same thing. Today, offshore has become so mainstream that those opportunities have now converted into large-scale offshore outsourcing RFPs where the company is looking for cost benefits and efficiency benefits from outsourcing to offshore service providers, and that RFP will go out to us and all of our competitors. These RFPs tend to be large. Their scope tends to be not just one application, but you know a whole significant chunk of the IT organization very often, and so if they become large, decisions cycle are longer, competition is more intense, that’s what we are seeing now.

Vijay: Yeah but overall do you see RFPs are more or less than what it was three months back? Is there less number of RFPs and do you not expect any major RFPs to be signed in the next three months?

Basab: I say it is hard to make out a trend in three months, but we have had 28 customer acquisitions this quarter, the number of RFPs we receiving I would say is increasing every quarter.

Vijay: Right. Okay.

Nandan: Let me just say that in general as you may gathered from what we have said given the fact that we are committing to about 25%-27% growth in revenue with potential price drop we are looking at 30% plus growth in volume. So in that sense I don’t think the challenge is going to be business opportunities side because we are in fact committing to 30% at least volume growth. So the key challenge is going to be at what price we get these deals rather than what is the deal flow.

Vijay: Right and some of the new customers you may have signed in say last two quarters are they ramping up as per expectations or they slower than expectations?

Shibulal: Actually if you look at the number of million dollar customers we have gone up from 99 to 115 in this quarter. The number of customers at 5 million dollar limit also has gone up. That in turn shows that customers are ramping up. The existing customers are ramping up.

Vijay: Right. What is the hiring plan for the next year and for the next quarter please?

Hema: You know we have traditionally believed in hiring based on the business requirements. We have our campus recruitment cycle, which is about 12 months ahead. So in Q1 we are looking at hiring about 800 to 1000 people and further on we will really hire depending on the business requirement.

Vijay: Right, and the last question. On the FY-04 forecast it indicates continuing challenging outlook going forward. What are the critical exemptions you have made in this forecast and are there any critical events based on which there can be a material change in the forecast for instance the Iraq war situation or anything like that?

Mohandas Pai: Well assumption for the top line has been given by Nandan. Now we are assuming that there will be a..., we have taken the prices of both quarters. Assume there will be some kind of a price decline or pricing pressure in the model of per capita revenues, we have inbuilt a 1% to 1.4% increase in salary cost offshore because of salary hikes, promotions, etc. We have also inbuilt a cost reduction of possibly 0.3% to 0.4% in cost of revenues, then we assume that SG&A will come down from 14.8% to 13.9%, depreciation will be down compared to the previous year in percentage terms, and we assume that the provision for tax will come down from 5.5% to 5.3%. And we also assume that, we have not assumed any exchange variation or anything like that because we have taken our assumptions at 47.4 to a rupee. Now the rupee is a very critical factor to watch out when you look at the current year because the rupee is tending to appreciate like I said earlier compared to the average for the last year the rupee has already come down by about 83 paise. And 83 paise implies that we are already down by about 43 paise on the bottom line and that is equal to a dollar and that means on the projection about $9 million. So the projections already have an inbuilt reduction in the margin of 1%.

Vijay: Right thanks very much.

Senam: Thank you. At this moment I have to hand over the proceedings back to Prathiba. Over to you Prathiba.

Prathiba: Thank you Senam. We will now begin the Q&A interactive session for India participants. Participants who wish to ask questions please press *1 on your touchtone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on first in line basis. Participants are request to restrict to one question in the initial round of Q&A session. To ask a question please press *1 now. First in line we have Mr. Chetan from Quantum Securities.

Chetan: Yeah. Sir if you can refresh us about the I mean the industry structure and long term competitive advantage which Infosys will have?

Nandan: Can you repeat that?

Chetan: I mean if you can comment on the present industry structure and long term competitive advantage which Infosys can have?

Nandan: Well I think the global delivery model is here to stay and people have accepted the compelling value proposition in terms of cost, quality, time to market, and general robustness of the way its done here. So I think there cannot be an IT services company really in the future which does not have a significant part of its revenue and its business model being derived from global delivery. Therefore, I think not only we will have to continue to grow in that aspect, I think the incumbents in the west who don’t have such a strong global delivery facility will have to built that and compete on the same price performance basis. Having said that I think the business model changes that they will have to do are much more than in our case because they would actually have to restructure their delivery from where they are today and realign it with offshore. So I think there are certain significant implications of that. Also, going from onsite to offshore causes a decline in the revenue per employee and therefore unless you parallely also bring down your SG&A costs, SG&A costs can become very big drain on your balance sheet. So I think our business model is such that we are actually on an upper trajectory of being able to add the capabilities on the customer facing side where as in their case they are coming backwards and trying to build... re-engineer their delivery capability, and I think our thing is really much easier. So I think we have a very good competitive position with respect to global competitors. And I think from an Indian perspective, I think we have the most robust set of clients and I think you’ll find that in our growth rates both last year and this year we will be the market leader.

Chetan: Yeah and if you can comment on the banking product front also.

Nandan: I think the banking group has done very well. Last year they grew at 100% and this year they are looking at a revenue of about 175 crores. We now have the banking product you know over 60 banks across the world and we continue to see good growth. Okay in general across the world IT spending is cautious. So to that extent people are not buying lot of licenses, but within that constraint I think they are doing very well.

Chetan: Okay. Yeah thank you very much Sir.

Moderator: Thank you very much Sir. Our next question comes from Mr. Sanjay Kumar of Prabhudas Leeladhar.

Sanjay: Yeah. Hi. My first question is on some more specific feedbacks from clients. How confident are you of clients ramping up at the existing reduced rates? Or you think as volumes build up clients will ask for more and more billing rate reduction and how frequently can clients come back for rate negotiation? This is my first question.

Basab: The things that clients react to when they ask for price re-negotiation are generally... are differences between our rates and the market rates or what they consider the market rates and our value and what they consider they can get from the market. Now you know overtime the market rates obviously change and as the market rates change that may trigger the difference that I just spoke about and that will trigger the clients need to renegotiate. I don’t think we can put a frequency on this or anything of that sort. So that’s general sense of how price negotiation start.

Sanjay: Okay. So is annual rate discussion still happening has it become more frequent?

Basab: Well our contracts are not necessarily annual. They could be two years, three years, annual, and price renegotiation does not have to wait for the end of the contract. They can bring it up at any point in time and renegotiate the contract or it is obviously it is more likely for them to wait for the end of the contract and take it up when the next cycle comes around.

Sanjay: Okay and of the 1000 plus projects that you have started in the last nine months what proportion of the projects have ramped up and what proportion would have moved offshore in a substantial manner?

Shibulal: See the project start up continues every quarter and of the projects that we have started I think about 60% of them have moved offshore to a reasonable level. We are continuing to focus on moving the work offshore going forward.

Sanjay: Okay thank you.

Moderator: Thank you very much Sir. Next in line we have Mr. Dange from CLSA.

Dange: Yeah this is Anirudh Dange from CLSA. Just slightly dwelling more on pricing. Basab could you give an indication as to what goes on in pricing negotiations with the clients and I believe the first round of price re-negotiation happened last October-November-December kind of time frame. So places where there have been renegotiations have clients come back with further cuts in pricing?

Basab: That has been very rare, but you know as I said the markets rates have dropped significantly over the last two years and it hasn’t been a sort of step drop. It’s been a steep decline, continuous decline. So a company could potentially over a period of two to three years, which this recession and IT spend deflation is likely to last over three years they could potentially ask for a second renegotiation.

Dange: Okay second question is to Nandan. Basically very crudely put if to grow PAT by 10% we are growing revenue by about 20% and we are adding may be 25% more people which business model wise creates lot of worries. Is there something we can do to change this kind of a business model?

Nandan: No I think the thing is that we are in a certain global scenario and the response has to match that global scenario. Now we don’t know how long this will continue, but as long as there is a general softness of demand, as long as our clients are not doing well in their businesses, and as long as IT services supply is in excess of demand.... Remember that in the US alone 500,000 IT professionals have been laid off so there is a lot of surplus capacity in the system. So as long as that continues there will be I think pricing softness. At the same time I think this whole business can go the other way also in terms of when markets become tighter and demand goes up and so forth. So I think the key thing is over the next few quarters to focus on trying to ensure that we get the maximum pricing yield on the customer side and internally do all the efficiency that one has to do to become even more productive with the same resources. I mean that’s the only strategy, which is practical. Other things I can’t talk about.

Dange: I mean we have been pretty successful in the banking side so my question was also that could we have some non-linearity by going into some other product categories?

Nandan: There is no such thing really I think as non-linearity because there are umpteen examples of companies in the US which have because their market has collapsed their product revenues have collapsed and automatically they have gone the other way. So I mean there is no easy, pat answer to this, but one thing I will say that I think while pricing pressure is obviously not something that all of us want to have. I believe that Infosys being much more efficient low cost provider of services is in a much better position to sustain itself and protect itself in this market. So if you really think of this market in a competitive way or if you think of this market in a comparables kind of way, I think our ability to withstand and survive and grow is much more than anybody else and to me that’s what really matters.

Dange: Thank you.

Moderator: Thank you very much Sir. Participants are requested to restrict to one question in the initial round of Q&A session. Our next question comes from Mr. Amit of Birla Sunlife.

Amit: Yeah. Hi. Just some clarification. Mohan you said that the impact of the salary increase for 04, we are taking about 1%-1.4%. Is that the impact at the gross market level?

Mohandas Pai: Yes. It will be an impact at the gross margin.

Amit: Okay now the question is there a sense that we will need higher skill sets and that’s what we are projecting for this or is it more driven towards the existing employee strength that we manage?

Mohandas Pai: No we have moved to a role-based organization and please remember we have not given promotion for the last two years. So there is a rationalization that needs to be done. So we are catching up with what happened and we have seen people becoming more productive and we have seen improvements in quality in other areas. And it is the time when we have to demonstrate our commitment to our people and we choose to do that though in a way that a large part of the increase would be variable. So that with growth in revenues we should be able to manage.

Amit: Okay. All right. Thank you.

Moderator: Thank you very much Sir. Coming up next is a question from Mr. Lakshmikanth of ABN AMRO.

Lakshmikanth: Yeah hi. This is Lakshmikanth from ABN AMRO here. Just one question on the pricing. Just touching on your earlier answer that there are primarily two sources of pricing pressure, as I understand, they have been answered. One is the external environment on the typical pressure related which is you know customers are going through a tough time therefore they ask you for pricing cuts etc. The second source of pricing pressure is not related to that but volume based. Now we have to actually provide some more quantitative color on your pricing fall. These two factors, which is the dominant of these two resulting in the pricing decline right now. Based on your answer I may have one more question. Thank you.

Basab: These are different factors. It is not really possible to separate the two factors out. The only thing I would say is that the market environment is a factor in pricing in today’s market where the decline is steep in market rates, but volume is a factor in client’s expecting discount and really because that increases their leverage and they feel that they can negotiate better rates, but that’s true in any economy.

Lakshmikanth: Yeah the reason that I was actually you know interested in understanding this obviously is that if somebody is renegotiating because of weak external environment then for the sake of argument I could say as and when the US economy or the global economy recovers you could perhaps the cycle can turn otherwise and you know the pricing can improve and once again your earnings can grow faster than the revenues, but if the pricing is predominantly on account of volume based discount then perhaps it could be a longer term structural issue because you know every quarter and every year your average revenue for the customer is going up which means that on a long term basis your customers are going to get bigger and bigger in terms of average customer per revenue. So their leverage is going to increase you know year over year their leverage is going to increase. Therefore, you know pricing does not then become a typical or a current economic environmental issue, but an issue of somewhat of a longer-term duration you know. That is where I am coming from.

Mohandas Pai: I think that is a great point that you are making and is very true in a natural kind of way, but if put in risk mitigation in terms of client concentration limits, in terms of base rates that beyond which you would not go, in terms of limiting the growth with a particular client, in terms of work that you do, then naturally you have also some leverage. It is not a one-way street that goes on and on till you could come to zero, theoretically, but we have decided that no client will be more than 10% of revenue. So there is some benefit that you get by having clients scale up because the cost of doing business could come down. You could redeploy resources to get more business in areas which have got better margins or whatever. You will also develop annuity streams in your revenue, which are essential, if you want to be a very very large player in the market place.

Lakshmikanth: Point taken Mohan. But you know even now we don’t have customers where we get 10% of the revenues and yet we are facing this issue, and these customers are going to get bigger and bigger in terms of absolute size. So you know......

Mohandas Pai: Agreed, agreed, but we have two 40-million-dollar customers. Let’s say theoretically they go to a billion dollars. You will need at least four to five customers who give you at least 50 million dollars of business. And 50 million dollars is a lot of money.

Lakshmikanth: Sure. Thanks a lot gentleman. All the best for the future.

Krishnan: Prathiba can we have one last question from Bangalore.

Prathiba: Sure Sir. Our next question comes from Mr. Chellappa of Franklin Templeton.

Chellappa: ...International IT companies like Accenture also.....

Nandan: We missed most of the question. You will have to repeat it please.

Chellappa: Yeah. See when you talk of billing rate pressures is it from Indian companies or is it from International IT companies like Accenture. Accenture is also able to match up your billing rates.

Nandan: Today we are facing competition from both traditional Indian players as well as global system integrators and global outsourcing companies, and from a pricing perspective the pricing is no different than other Indian players or us.

Chellappa: Okay. I have one more question on the L1 visa. See last month we had some write up in the press saying that Indian IT companies earning you know employees to client’s premises on L1 visa. There are two issues. One is they are not permitted to send employees on L1 visa to the client’s premises. Other is the differential salary between the L1 visa and H1B visa. Would you please comment on this?

Hema: Hi this is Hema here. An L1 visa is an intracompany transfer visa. Companies can send employees on the L1 visa. Infosys has always adopted a policy of paying both the H as well as the L employees similar wages, which means whatever comparable wage criteria is needed to be adopted for the H, proactively and on our own we adopt that for L as well.

Chellappa: Okay. Thanks a lot.

Krishnan: Thank you everybody for participating in this earnings call. We know that a large number of more participants want to ask us question. They could send us email either to me or to Bala or to Mohan Pai and we will answer as much as possible. Thank you once again for participating in this call.

Moderator: Ladies and gentleman, thank you for choosing CyberBazaar’s conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.